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                                                       ------------------------
                                                       SEC FILE NUMBER 0-11630
                                                       ------------------------
                                                            CUSIP NUMBER
                                                               88077T

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

             (Check One): |X| Form 10-K [ ] Form 20-F [ ] Form 11-K
                          [ ] Form 10-Q [ ] Form N-SAR

                       For Period Ended:  December 31, 2002
                                        -------------------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended:
                                                    ---------------------------

-------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

TeraForce Technology Corporation
---------------------------------------------------------
Full Name of Registrant

N/A
---------------------------------------------------------
Former Name if Applicable

1240 East Campbell Road
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Richardson, Texas  75081
---------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

         The Company is in the process of discussions relating to amendments to its debt obligations, and the outcome of these discussions will materially affect the financial statements and other disclosures to be made in the Form 10-K. Delaying the filing of the Form 10-K will allow the Company to make more meaningful disclosures that take into account the ramifications of the amendments.

                                                                 SEC 1344 (2-99)


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Robert P. Capps                 (469)                  330-4960
-----------------------------   -------------------   -------------------------
        (Name)                      (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X|Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                                   See Attachment A


                        TeraForce Technology Corporation
 ------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 1, 2003                      By:  /s/ Robert P. Capps
                                            -----------------------------------
                                            Robert P. Capps
                                            Executive Vice President and
                                            Chief Financial Officer

Attachment A.

For the fourth quarter of 2002 the Company reported a net loss of $2,993,000 ($0.03 per share) as compared to a net loss of $5,552,000 ($0.16 per share) in the fourth quarter of 2000. For the full year 2002 the net loss amounted to $4,350,000 ($0.05 per share) versus a net loss for 2001 of $21,549,000
($0.25 per share). Results for 2002 reflect the increase in the Company's Defense Electronics Business, as well as the effect from the disposal or elimination of activities related to the telecommunications industry. Results for 2002 also reflect a gain of $6,300,000 resulting from the settlement of litigation in the second first quarter of 2002.

                TERAFORCE TECHNOLOGY CORPORATION AND SUBSIDIARIES
                      Consolidated Statements of Operations
                    (Thousands of dollars, except share data)

                                                                     Years ended
                                                                    December 31,
                                                           ------------------------
                                                              2002          2001
                                                           ----------    ----------
Net revenue                                                $    5,036    $    6,822
Cost of revenue                                                 3,334         7,961
                                                           ----------    ----------
             Gross profit (loss)                                1,702        (1,139)
                                                           ----------    ----------
Expenses:
   Engineering and development                                  3,065         5,096
   Selling and administrative                                   5,872         8,388
   Costs related to sale of assets                                 --         2,101
                                                           ----------    ----------
                                                                8,937        15,585
                                                           ----------    ----------
             Operating loss                                    (7,235)      (16,724)
                                                           ----------    ----------
Other income (expense):
   Litigation settlement                                        6,300            --
   Litigation costs                                              (872)         (282)
   Share of loss of unconsolidated affiliate                     (582)           34
   Interest expense                                              (508)         (262)
   Interest income and other, net                                  67            53
                                                           ----------    ----------
                                                                4,405          (457)
                                                           ----------    ----------
             Loss from continuing operations                   (2,830)      (17,181)

Loss from discontinued
     operations                                                (1,520)       (3,412)
Loss on disposal of discontinued
     operations                                                    --          (956)
                                                           ----------    ----------
        Net loss                                               (4,350)      (21,549)
                                                           ==========    ==========
Basic and diluted loss per share:
   Continuing operations                                   $    (0.03)   $    (0.20)
   Discontinued operations                                      (0.02)        (0.05)
                                                           ----------    ----------
     Net loss per share                                    $    (0.05)   $    (0.25)
                                                           ==========    ==========
Weighted average number of common
shares outstanding (thousands)                                 93,581        86,354
                                                           ==========    ==========